SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. _____)*

Tempur-Pedic International Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

88023U101
(CUSIP Number)

Christopher A. Masto
Friedman Fleischer & Lowe GP II, LLC
One Maritime Plaza, Suite 2200
San Francisco, California 94111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7, for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88023U101	SCHEDULE 13D	Page 2 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Friedman Fleischer & Lowe Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,046,333
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,046,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,046,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% [1]
14	TYPE OF REPORTING PERSON PN

1 All ownership percentages reported herein are based on 74,595,057 shares of the Issuer’s common stock issued and outstanding as of March 7, 2008, as reported by the Issuer in its definitive proxy statement filed with the SEC on March 24, 2008.

CUSIP No. 88023U101	SCHEDULE 13D	Page 3 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) FFL Executive Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 77,633
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 77,633
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% [1]
14	TYPE OF REPORTING PERSON PN

1 All ownership percentages reported herein are based on 74,595,057 shares of the Issuer’s common stock issued and outstanding as of March 7, 2008, as reported by the Issuer in its definitive proxy statement filed with the SEC on March 24, 2008.

CUSIP No. 88023U101	SCHEDULE 13D	Page 4 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) FFL Parallel Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 151,459
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 151,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,459
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% [1]
14	TYPE OF REPORTING PERSON PN

1 All ownership percentages reported herein are based on 74,595,057 shares of the Issuer’s common stock issued and outstanding as of March 7, 2008, as reported by the Issuer in its definitive proxy statement filed with the SEC on March 24, 2008.

CUSIP No. 88023U101	SCHEDULE 13D	Page 5 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Friedman Fleischer & Lowe GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,275,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,275,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,275,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [1]
14	TYPE OF REPORTING PERSON PN

1 All ownership percentages reported herein are based on 74,595,057 shares of the Issuer’s common stock issued and outstanding as of March 7, 2008, as reported by the Issuer in its definitive proxy statement filed with the SEC on March 24, 2008.

CUSIP No. 88023U101	SCHEDULE 13D	Page 6 of 14 pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Friedman Fleischer & Lowe GP II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS BK/OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,275,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,275,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,275,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [1]
14	TYPE OF REPORTING PERSON OO

1 All ownership percentages reported herein are based on 74,595,057 shares of the Issuer’s common stock issued and outstanding as of March 7, 2008, as reported by the Issuer in its definitive proxy statement filed with the SEC on March 24, 2008.

CUSIP No. 88023U101	SCHEDULE 13D	Page 7 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) David L. Lowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,275,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,275,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,275,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [1]
14	TYPE OF REPORTING PERSON IN

1 All ownership percentages reported herein are based on 74,595,057 shares of the Issuer’s common stock issued and outstanding as of March 7, 2008, as reported by the Issuer in its definitive proxy statement filed with the SEC on March 24, 2008.

CUSIP No. 88023U101	SCHEDULE 13D	Page 8 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Spencer C. Fleischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,212
	8	SHARED VOTING POWER 4,275,425
	9	SOLE DISPOSITIVE POWER 31,212
	10	SHARED DISPOSITIVE POWER 4,275,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,306,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% [1]
14	TYPE OF REPORTING PERSON IN

1 All ownership percentages reported herein are based on 74,595,057 shares of the Issuer’s common stock issued and outstanding as of March 7, 2008, as reported by the Issuer in its definitive proxy statement filed with the SEC on March 24, 2008.

CUSIP No. 88023U101	SCHEDULE 13D	Page 9 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Tully M. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,275,425
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,275,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,275,425
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% [1]
14	TYPE OF REPORTING PERSON IN

1 All ownership percentages reported herein are based on 74,595,057 shares of the Issuer’s common stock issued and outstanding as of March 7, 2008, as reported by the Issuer in its definitive proxy statement filed with the SEC on March 24, 2008.

CUSIP No. 88023U101	SCHEDULE 13D	Page 10 of 14 pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Christopher A. Masto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ] Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 198,795 [2]
	8	SHARED VOTING POWER 4,275,425
	9	SOLE DISPOSITIVE POWER 198,795 [2]
	10	SHARED DISPOSITIVE POWER 4,275,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,474,220
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% [1]
14	TYPE OF REPORTING PERSON IN

1 All ownership percentages reported herein are based on 74,595,057 shares of the Issuer’s common stock issued and outstanding as of March 7, 2008, as reported by the Issuer in its definitive proxy statement filed with the SEC on March 24, 2008.

2 Includes 26,400 shares of common stock issuable within 60 days of March 7, 2008 upon exercise of outstanding and currently exercisable options.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Tempur-Pedic International Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1713 Jaggie Fox Way, Lexington, KY 40511.

Item 2.	Identity and Background

(a) - (c)

This Statement is being filed by Friedman Fleischer & Lowe Capital Partners II, L.P., a Delaware limited partnership (“FFL Capital Partners II”), FFL Executive Partners II, L.P., a Delaware limited partnership (“FFL Executive Partners II”), FFL Parallel Fund II, L.P., a Delaware limited partnership (“FFL Parallel Fund II”, and together with FFL Capital Partners II and FFL Executive Partners II, the “FFL Funds”), Friedman Fleischer & Lowe GP II, L.P., a Delaware limited partnership (“FFL GP II”), Friedman Fleischer and Lowe GP II, LLC, a Delaware limited liability company (“FFL GP II, LLC”) and the managing members of FFL GP II, LLC, who are David L. Lowe, Spencer C. Fleischer, Tully M. Friedman and Christopher A Masto (collectively, the “Managing Members”). The FFL Funds, FFL GP II, FFL GP II, LLC and the Managing Members are collectively referred to herein as the “Reporting Persons”. Each of the FFL Funds is engaged in the private equity business. The general partner of each of the FFL Funds is FFL GP II, and the general partner of FFL GP II is FFL GP II, LLC. The principal business of each of FFL GP II and FFL GP II, LLC is serving as the general partner or manager of private equity funds, including the FFL Funds and FFL GP II, respectively. The principal occupation of each of the Managing Members is serving as a managing member of FFL GP II, LLC. The business address of each of the FFL Funds, FFL GP II, FFL GP II, LLC and the Managing Members is One Maritime Plaza, Suite 2200, San Francisco, CA 94111.

(d)	During the last five years, none of the individuals listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)

During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Managing Members is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Purchase of Common Stock

FFL Capital Partners II, FFL Executive Partners II and FFL Parallel Fund II purchased 4,046,333, 77,633 and 151,459, respectively, shares of Common Stock (a total of 4,275,425 shares of Common Stock) for an aggregate purchase price of approximately $50,128,261, in a series of broker trades executed on March 19, 2008 and March 20, 2008 (the “Acquisitions”).

Source of Funds

The funds used by the FFL Funds for the Acquisitions have initially been drawn from ordinary course revolving lines of credit maintained by each of the FFL Funds with Bank of America. These funds were drawn on a short term basis in order to allow the FFL Funds to complete the process of receiving capital contributions from their limited partners for purposes of the Acquisitions. This process is expected to be completed by April 4, 2008. The Funds will use contributed capital to repay the draws upon the lines of credit.

Item 4.	Purpose of Transaction

The Acquisitions have been made by the Reporting Persons for investment purposes. Except as set forth in this Schedule 13D, none of the Reporting Persons has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis, and on an evaluation of the Issuer’s business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments, each of the Reporting Persons may decide to purchase additional shares of the Issuer’s Common Stock or to sell all or part of their holdings of the Issuer’s Common Stock, in one or more public or private transactions. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Item 5.	Interest in Securities of Issuer

(a)       The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that are owned by the Reporting Persons as of the date of the filing of this Schedule 13D. All percentages below are based on 74,595,057 shares of Common Stock issued and outstanding as of March 7, 2008, as reported by the Issuer in its definitive proxy statement, as filed with the SEC on March 24, 2008.

Name	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

FFL Capital Partners II	4,046,333	5.4%	0	4,046,333	0	4,046,333
FFL Executive Partners II	77,633	0.1%	0	77,633	0	77,633
FFL Parallel Fund II	151,459	0.2%	0	151,459	0	151,459
FFL GP II	4,275,425	5.7%	0	4,275,425	0	4,275,425
FFL GP II, LLC	4,275,425	5.7%	0	4,275,425	0	4,275,425
David L. Lowe	4,275,425	5.7%	0	4,275,425	0	4,275,425
Spencer C. Fleischer	4,306,637	5.8%	31,212	4,275,425	31,212	4,275,425
Tully M. Friedman	4,275,425	5.7%	0	4,275,425	0	4,275,425
Christopher A. Masto	4,474,220 [1]	6.0%	198,795 [1]	4,275,425	198,795 [1]	4,275,425

             1 Includes 26,400 shares of common stock issuable within 60 days of March 7, 2008 upon exercise of            outstanding and currently exercisable options.

(b) Except for the shares of Common Stock owned by Messrs. Fleischer and Masto in their individual capacities as disclosed in this Schedule 13D, the shares of Common Stock beneficially owned by the persons named in this Schedule 13D are directly held by FFL Capital Partners II, FFL Executive Partners II and FFL Parallel Fund II in the amounts set forth below:

FFL Capital Partners II	4,046,333 shares of Common Stock

FFL Executive Partners II	77,633 shares of Common Stock

FFL Parallel Fund II	151,459 shares of Common Stock

FFL GP II is the general partner of the FFL Funds. As such, FFL GP II may be deemed to have the power to direct the voting and disposition of the shares owned by the FFL Funds. FFL GP II disclaims beneficial ownership of any shares of Common Stock owned by the FFL Funds, except to the extent of its pecuniary interest therein.

FFL GP II, LLC is the general partner of FFL GP II. As such, FFL GP II, LLC may be deemed to have the power to direct the voting and disposition of the shares owned by the FFL Funds. FFL GP II, LLC disclaims beneficial ownership of any shares of Common Stock owned by the FFL Funds, except to the extent of its pecuniary interest therein.

Messrs. Lowe, Fleischer, Friedman and Masto are the managing members of FFL GP II, LLC and as such, have the power to direct the voting and disposition of the shares held by the FFL Funds. Each of the Managing Members disclaims beneficial ownership of any shares of Common Stock owned by the FFL Funds, except to the extent of his pecuniary interest therein.

(c) Except as otherwise described herein, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of Common Stock during the past 60 days.

(d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e) It is inapplicable for the purposes herein to state the date on which any of the Reporting Persons ceased to be the owner of more than five percent (5%) of the issued and outstanding shares of Common Stock.

Item  6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Reference is hereby made to the information disclosed under Items 3 and 4 of this Schedule 13D and is incorporated by reference in response to this Item 6.

Item  7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Reporting Agreement, dated March 28, 2008, by and among the FFL Funds, FFL GP II, FFL GP II, LLC, David L. Lowe, Spencer C. Fleischer, Tully M. Friedman and Christopher A. Masto

Exhibit 99.2	Revolving Loan Facility, dated January 22, 2008, by and between FFL Capital Partners II and Bank of America, as amended by a letter agreement, dated March 19, 2008, between the parties

Exhibit 99.3	Revolving Loan Facility, dated January 22, 2008, by and between FFL Executive Partners II and Bank of America, as amended by a letter agreement, dated March 19, 2008, between the parties

Exhibit 99.4	Revolving Loan Facility, dated January 22, 2008, by and between FFL Parallel Fund II and Bank of America, as amended by a letter agreement, dated March 19, 2008, between the parties

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2008

FRIEDMAN FLEISCHER & LOWE CAPITAL PARTNERS II, L.P.

By:   Friedman Fleischer & Lowe GP II, L.P.,

         its general partner

By:   Friedman Fleischer & Lowe GP II, LLC,

its general partner

By:    /s/ Christopher A. Masto

Name: Christopher A. Masto

Title: Managing Member

Dated: March 28, 2008

FFL EXECUTIVE PARTNERS II, L.P.

By:    Friedman Fleischer & Lowe GP II, L.P.,

          its general partner

By:    Friedman Fleischer & Lowe GP II, LLC,

          its general partner

By:    /s/ Christopher A. Masto

Name: Christopher A. Masto

Title: Managing Member

Dated: March 28, 2008

FFL PARALLEL FUND II, L.P.

By:    Friedman Fleischer & Lowe GP II, L.P.,

          its general partner

By:    Friedman Fleischer & Lowe GP II, LLC,

          its general partner

By:    /s/ Christopher A. Masto

          Name:  Christopher A. Masto

          Title:  Managing Member

Dated: March 28, 2008	FRIEDMAN FLEISCHER & LOWE GP II, L.P. By: Friedman Fleischer & Lowe GP II, LLC, its general partner By: /s/ Christopher A. Masto Name: Christopher A. Masto Title: Managing Member
Dated: March 28, 2008	FRIEDMAN FLEISCHER & LOWE GP II, LLC By: /s/ Christopher A. Masto Name: Christopher A. Masto Title: Managing Member
Dated: March 28, 2008	DAVID L. LOWE /s/ David L. Lowe
Dated: March 28, 2008	SPENCER C. FLEISCHER /s/ Spencer C. Fleischer
Dated: March 28, 2008	TULLY M. FRIEDMAN /s/ Tully M. Friedman
Dated: March 28, 2008	CHRISTOPHER A. MASTO /s/ Christopher A. Masto